FOR IMMEDIATE RELEASE

Enterra Energy Trust announces January 2007 distribution of US$0.12

Calgary, Alberta – December 18, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today announced that a cash distribution of US$0.12 per trust unit will be paid on January 15, 2007 in respect of the December 2006 production.  The distribution will be paid in U.S. funds to unitholders of record at the close of business December 31, 2006.  The ex-distribution date is December 27, 2006. Registered unitholders will also have the option to receive the distribution in Canadian funds. To request funds in Canadian dollars, registered unitholders must complete the Currency Election Form which accompanied the distribution paid on December 15, 2006.

For U.S. residents

Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A.

Additional information can be obtained at the Trust’s website at www.enterraenergy.com.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 538-3580

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com